August 23, 2012

Ms. Sharon Blume

Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549-0306

Re:	UnionBanCal Corporation (the Company)
Form 10-K for Fiscal Year Ended
December 31, 2011
Filed March 26, 2012
Form 10-Q for Fiscal Quarter Ended
March 31, 2012
Filed May 14, 2012
File No. 001-15081

Dear Ms. Blume:

We have received and reviewed your letter dated July 26, 2012. Our response to the comments contained in your letter is set forth below:

* * * * * * * *

Form 10-K for Fiscal Year ended December 31, 2011

Management’s Discussion and Analysis, page 41

1.	We note your use of the non-GAAP measure “Core efficiency ratio” throughout the Form 10-K and the most recently filed Form 10-Q. Please revise future filings to change the name of this non-GAAP measure to more accurately reflect its content. In this regard, the use of the word “core” implies you are referring to your most central or essential operations and results. Removal of the various expenses, such as the provision for losses on off-balance sheet commitments, implies that they are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word “core” in its entirety in the title.

Response

We acknowledge the Staff’s comment regarding the nomenclature used to describe this non-GAAP measure. In all future filings, the Company will remove the word “core” from the title and rename this measure the “adjusted efficiency ratio.”

Financial Statements

Note 3 – Loans and Allowance for Loan Losses, page 104

2.	We note your tables on page 109 that breaks out your loans based on credit quality indicators. We note that you only provide two credit quality indicators for your commercial portfolio segment, being “pass” and “criticized.” We further note on page 65 that “criticized” credits are internally risk graded as “special mention,” “substandard,” or “doubtful.” Since you utilize credit quality indicators beyond just criticized and pass, we believe your disclosures in accordance with ASC 310-10-50-29 (a) and (b) should reflect this. In this regard, please provide us your proposed revised disclosures as of December 31, 2011 and revise all future filings accordingly.

Response

We monitor the credit performance of our commercial loan portfolio segment using the categories of Pass-rated and Criticized as key indicators of credit quality. These categories are based on regulatory risk ratings. The Criticized category is comprised of three risk grades that conform to the regulatory definitions of “Special Mention,” “Substandard” and “Doubtful” used by the federal banking agencies. While we believe that our existing disclosure of commercial loan credit quality indicators is an appropriate interpretation of the disclosure requirements promulgated under ASC 310-10-50-29 (a) and (b), we nevertheless considered an approach that separates the Special Mention risk grade into its own category, and groups Substandard and Doubtful risk grades into the combined regulatory category of “Classified.” We believe this presentation would be an appropriate reflection of our internal credit monitoring practices and is also consistent with regulatory classification requirements. The table below illustrates this alternative presentation:

	December 31, 2011
(Dollars in millions)	Commercial and Industrial	Construction	Commercial Mortgage	Total
Pass	$18,594	$674	$7,201	$26,469
Special Mention	466	126	453	1,045
Classified	390	71	501	962

Total (1)	$19,450	$871	$8,155	$28,476

(1)	Amounts reported in the Company’s 2011 Form 10-K have been restated as described in Note 3 to the Company’s consolidated financial statements on Form 10-Q for the quarterly period ended June 30, 2012.

We plan to adopt this presentation in our future filings.

The adequacy and accuracy of the disclosures in the referenced filings is the responsibility of the Company. The Company acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings. The Company also acknowledges that Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any additional comments or questions may be addressed to Rolland D. Jurgens at (415) 765-2495 or to Tony Goulart, III, Senior Vice President and Financial Reporting Manager at (415) 765-2742.

Sincerely,

/s/ Rolland D. Jurgens
Rolland D. Jurgens
Executive Vice President, Controller and Chief Accounting Officer